Exhibit 99.1

Autohome Inc. Announces Unaudited Third Quarter Ended September 30, 2017 Financial

Results and Declares a Special Cash Dividend

Net Income Attributable to Autohome Inc. Increased 63.3% Year-over-Year to RMB426.1 Million

BEIJING, November 7, 2017 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights1

•	Net Revenues increased 5.0% year-over-year to RMB1,548.4 million ($232.7 million), exceeding the high end of the Company’s original guidance of RMB1,520 million ($228.5 million).

•	Media services and leads generation services revenues increased 38.7% year-over-year to RMB1,498.3 million ($225.2 million).

•	Net Income attributable to Autohome Inc. increased 63.3% year-over-year to RMB426.1 million ($64.0 million).

•	Net Cash Provided by Operating Activities was RMB548.3 million ($82.4 million), an increase of 41.7% year-over-year.

Third Quarter 2017 Operational Highlights

•	Continued Focus on Mobile Traffic: During the third quarter of 2017, the number of average daily unique visitors who accessed the Company’s primary “Autohome” application increased by 28% compared with the third quarter of 2016, further enhancing the Company’s dominant position among auto vertical applications in China.

•	Nationwide Expansion of Used Car Platform on Track: The Company’s pilot Used Car Platform has expanded to 85 cities in China and now covers approximately 5,300 dealers. This one-stop total solution for used car dealers offers many innovative services, including reliable used car sourcing, inventory management, customer relations management (“CRM”), online marketing and channel management, as well as a wider array of financing options that enable used car dealers to strengthen leads generation, increase sales and improve inventory turnover.

Mr. Min Lu, Chairman and Chief Executive Officer of Autohome, stated, “Our strong execution on all of our strategic initiatives during the quarter resulted in revenue growing 38.7% year-over-year for the media and leads generation services combined. Going forward, we remain committed to strengthening our competitive advantage in the core media and leads generation business as we increasingly benefit from our two newest initiatives in data solutions and auto-financing. Our core media and leads generation business continues to drive our robust performance, and we target to focus on growing these two businesses by further optimizing the user experience, enhancing user engagement, expanding the target audience, increasing mobile traffic to Autohome branded apps and websites, streamlining auto searches, leveraging our newly upgraded Dealer Cloud Platform to strengthen the vehicle selection and purchase process, as well as growing leads volumes and conversion rates.”

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.6533 on September 29, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

“In addition to our core business, big data is one of our key competitive advantages which we are leveraging. We have launched our data product suites earlier this month, and we expect the advanced data will reinforce our entire ecosystem by providing highly differentiated value to our clients. Our auto-financing initiative continues to progress well with an expanding variety of products covering loans, leases and insurances services for consumers and dealers. We expect auto-financing to better facilitate transactions for clients on our online marketplace. We will continue to develop synergies between our core media and leads generation business and our new data and auto-financing initiatives to realize the enormous growth potential our platform.” concluded Mr. Min Lu.

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “As we enter the second half of the year, we continue to exceed our growth and margin expectations as net income increased 63.3% year-over-year. By maintaining discipline in our execution, enhancing consumer engagement and strengthening our financial position, I am confident in our ability to achieve our targets by the end of the year. This means that we are on the right path to achieve our strategic vision of building a reliable, consumer-driven platform with valuable data, content and high quality leads. While we are generating significant cash flow, we will continue to invest in innovative technology and digital marketing that enable our auto partners to improve leads conversion, enhance management of listings and advertising, and close automobile-related sales more efficiently. Given our strong cash position and ability to generate positive cash flow, our board of directors has approved a special cash dividend of approximately $90.2 million in the aggregate or $0.76 per ADS/ordinary share.”

Overview of Key Financial Results for Third Quarter 2017

Key Financial Results

(In RMB Millions except for per share data)	3Q2016	3Q2017	% Change
Net Revenues	1,474.9	1,548.4	5.0%
Net Income attributable to Autohome Inc.	260.9	426.1	63.3%
Adjusted Net Income attributable to Autohome Inc.[2]	292.0	475.8	62.9%
Diluted Earnings Per Share[3]	2.25	3.59	59.6%
Net Cash Provided by Operating Activities	386.9	548.3	41.7%

[2]	Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Unaudited Third Quarter 2017 Financial Results

Net Revenues

Net revenues increased 5.0% to RMB1,548.4 million ($232.7 million) from RMB1,474.9 million in the corresponding period of 2016. The increase was mainly due to a 38.7% increase in revenues from media and leads generation services.

•	Media services revenues increased 38.1% to RMB797.5 million ($119.9 million) from RMB577.2 million in the corresponding period of 2016. The increase was mainly due to an increase in average revenue per automaker advertiser as automakers continue to allocate a greater portion of their advertising budgets to the Company’s online advertising and marketing channels, with increasingly diversified and optimized products being offered.

•	Leads generation services revenues increased 39.3% to RMB700.8 million ($105.3 million) from RMB503.3 million in the corresponding period of 2016. The increase was primarily attributable to a 20.2% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services, as well as an expanded dealer client base.

•	Online marketplace revenues were RMB50.1 million ($7.5 million) compared to RMB394.4 million in the corresponding period of 2016. Online marketplace revenues during the third quarter of 2017 primarily consisted of revenues from platform-based services offered on Autohome Mall and the Company’s auto-financing business. This was the result of implementing the Company’s strategy to de-emphasize direct vehicle sales and focus on facilitating transactions.

Cost of Revenues

Cost of revenues decreased 48.0% to RMB304.0 million ($45.7 million) from RMB585.1 million in the corresponding period of 2016, primarily due to decrease in cost of goods sold related to direct vehicle sales. In addition, cost of revenues included share-based compensation expenses of RMB3.9 million ($0.6 million) during the third quarter of 2017, compared to RMB3.5 million for the corresponding period of 2016.

Operating Expenses

Operating expenses increased 20.5% to RMB717.2 million ($107.8 million) from RMB595.3 million in the corresponding period of 2016. This increase was mainly due to increases in product development expenses and sales and marketing expenses as the Company continues to reinvest in future growth opportunities.

•	Sales and marketing expenses increased 10.0% to RMB422.3 million ($63.5 million) from RMB383.8 million in the corresponding period of 2016. This increase was primarily due to increased offline execution and promotional expenses. Sales and marketing expenses for the third quarter of 2017 included share-based compensation expenses of RMB11.6 million ($1.7 million), compared with RMB14.1 million in the corresponding period of 2016.

•	General and administrative expenses increased 39.9% to RMB87.4 million ($13.1 million) from RMB62.5 million in the corresponding period of 2016, primarily attributable to an increase in salaries and benefits. General and administrative expenses for the third quarter of 2017 included share-based compensation expenses of RMB25.1 million ($3.8 million).

•	Product development expenses increased 39.3% to RMB207.5 million ($31.2 million) from RMB148.9 million in the corresponding period of 2016. This increase was primarily attributable to an increase in salaries and benefits associated with growth in product development headcount, which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Product development expenses for the third quarter of 2017 included share-based compensation expenses of RMB8.0 million ($1.2 million), compared with RMB12.9 million in the corresponding period of 2016.

Operating Profit

Operating profit increased 79.0% to RMB527.2 million ($79.2 million) from RMB294.5 million in the corresponding period of 2016.

Income tax expense

Income tax expense increased 152.0% to RMB166.0 million ($24.9 million), compared to income tax expense of RMB65.9 million in the corresponding period of 2016. The increase was primarily due to an increase in taxable income and withholding tax liability associated with special cash dividend.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 63.3% to RMB426.1 million ($64.0 million) from RMB260.9 million in the corresponding period of 2016. Basic and diluted earnings per share and per ADS (“EPS”) were RMB3.65 ($0.55) and RMB3.59 ($0.54), respectively, compared with basic and diluted EPS in the corresponding period of 2016 of RMB2.27 and RMB2.25, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 62.9% to RMB475.8 million ($71.5 million) from RMB292.0 million in the corresponding period of 2016. Non-GAAP basic and diluted EPS were RMB4.07 ($0.61) and RMB4.01 ($0.60), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2016 of RMB2.54 and RMB2.52, respectively.

Balance Sheet and Cash Flow

As of September 30, 2017, the Company had cash and cash equivalents and short-term investments of RMB6,884.2 million ($1,034.7 million). Net cash provided by operating activities in the third quarter of 2017 was RMB548.3 million ($82.4 million), compared with RMB386.9 million in the corresponding period of 2016.

Employees

The Company had 4,034 employees as of September 30, 2017.

Declaration of Special Cash Dividend

Autohome’s board of directors has considered and approved the declaration and payment of a special cash dividend to the holders of ordinary shares of par value US$0.01 each in the Company out of the Company’s cash balances in U.S. Dollars in an aggregate amount of RMB600 million (inclusive of applicable taxes, fees and expenses), or approximately RMB5.08 per ordinary share (inclusive of applicable taxes, fees and expenses) based on 118,162,300 ordinary shares outstanding as of September 30, 2017 (approximately $90.2 million in the aggregate or $0.76 per ordinary share, inclusive of applicable taxes, fees and expenses and translated using the exchange rate on September 29, 2017 being RMB6.6533 to $1.00). The final total amount and per share amount of dividends in U.S. Dollars to be paid to the holders of ordinary shares will be subject to the actual exchange rate between the RMB and the U.S. Dollars on the date when the RMB600 million is exchanged to U.S. Dollars, and the Company’s total number of ordinary shares outstanding as of the record date (as indicated below). The special cash dividend will be paid on or about January 15, 2018 to the holders of ordinary shares of the Company of record as of the close of business on January 4, 2018 (the “Record Date”). Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,690 million ($254.0 million) to RMB1,710 million ($257.0 million) in the fourth quarter of fiscal year 2017, representing a 16.1% to 15.1% year-over-year decrease.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Tuesday, November 7, 2017 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:    800-289-0438

Hong Kong:    800-961-105

China Domestic: 4001-209-221

United Kingdom: 0800-279-7204

International:     +1-323-794-2423

Passcode    4219410

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 13, 2017:

United States:    +1-719-457-0820

International:    +61-2-9101-1954

Passcode:    4219410

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share data)

	For three months ended September 30,
	2016	2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	577,262	797,453	119,858
Leads generation services	503,267	700,823	105,335
Online marketplace	394,386	50,136	7,536

Total net revenues	1,474,915	1,548,412	232,729

Cost of revenues	(585,092)	(304,028)	(45,696)

Gross profit	889,823	1,244,384	187,033

Operating expenses:
Sales and marketing expenses	(383,849)	(422,334)	(63,477)
General and administrative expenses	(62,499)	(87,438)	(13,142)
Product development expenses	(148,946)	(207,450)	(31,180)

Operating profit	294,529	527,162	79,234

Interest income	22,873	61,512	9,245
Loss from equity method investments	(1,317)	(481)	(72)
Other income, net	1,058	2,850	428

Income before income taxes	317,143	591,043	88,835

Income tax expense	(65,858)	(165,974)	(24,946)

Net income	251,285	425,069	63,889

Net loss attributable to noncontrolling interests	9,639	1,011	152
Net income attributable to Autohome Inc.	260,924	426,080	64,041

Earnings per share for ordinary shares
Basic	2.27	3.65	0.55
Diluted	2.25	3.59	0.54

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	114,771,935	116,784,140	116,784,140
Diluted	116,035,366	118,668,278	118,668,278

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended September 30,
	2016	2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	260,924	426,080	64,041
Plus: income tax expense	65,858	165,974	24,946
Plus: depreciation of property and equipment	15,654	20,707	3,112
Plus: amortization of intangible assets	1,139	1,730	260

EBITDA	343,575	614,491	92,359

Plus: share-based compensation expenses	29,985	48,602	7,305

Adjusted EBITDA	373,560	663,093	99,664

Net income attributable to Autohome Inc.	260,924	426,080	64,041
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	171
Plus: share-based compensation expenses	29,985	48,602	7,305

Adjusted Net Income attributable to Autohome Inc.	292,048	475,821	71,517

Basic	2.54	4.07	0.61
Diluted	2.52	4.01	0.60

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	114,771,935	116,784,140	116,784,140
Diluted	116,035,366	118,668,278	118,668,278

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2016	2017
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,293,911	1,286,027	193,292
Restricted cash	9,319	—	—
Short-term investments	2,430,091	5,598,215	841,419
Accounts receivable, net	1,205,924	1,619,015	243,340
Inventories, net	95,617	5,402	812
Amounts due from related parties, current	20,451	17,012	2,557
Prepaid expenses and other current assets	377,219	184,261	27,695

Total current assets	7,432,532	8,709,932	1,309,115

Non-current assets:
Property and equipment, net	134,574	136,898	20,576
Goodwill and intangible assets, net	1,533,945	1,558,057	234,178
Long-term investments	134,466	152,547	22,928
Deferred tax assets, non-current	121,663	190,427	28,621
Other non-current assets	34,846	30,341	4,560

Total non-current assets	1,959,494	2,068,270	310,863

Total assets	9,392,026	10,778,202	1,619,978

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	1,151,547	1,385,796	208,287
Advance from customers	75,882	48,047	7,222
Deferred revenue	1,012,143	712,000	107,015
Notes payable	31,063	—	—
Income tax payable	256,775	315,356	47,398
Amounts due to related parties	16,630	6,970	1,048

Total current liabilities	2,544,040	2,468,169	370,970

Non-current liabilities:
Other liabilities	34,977	34,977	5,257

Deferred tax liabilities	461,796	504,974	75,898

Total non-current liabilities	496,773	539,951	81,155

Total liabilities	3,040,813	3,008,120	452,125

Equity:
Total Autohome Inc. Shareholders’ equity	6,360,404	7,784,211	1,169,977
Noncontrolling interests	(9,191)	(14,129)	(2,124)

Total equity	6,351,213	7,770,082	1,167,853

Total liabilities and equity	9,392,026	10,778,202	1,619,978